UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Registered Direct Offering

On March 2, 2026, MDJM LTD (the “Company”) closed a registered direct offering (the “Offering”) and issued and sold 24,600,000 Class A ordinary shares of the Company, par value $0.025 per share (the “Shares”), to certain institutional investors at a purchase price of $0.1015 per share. The Company received $2,496,900 in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No.333-261347), as amended (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 24, 2021 and declared effective by the Commission on March 6, 2023, and a prospectus supplement to the Registration Statement filed with the Commission on March 2, 2026 (the “Prospectus Supplement”).

In connection with the Offering, on February 27, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors participating in the Offering. The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

On February 27, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company engaged the Placement Agent as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares. In addition, under the Placement Agency Agreement, the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale of the Shares. The Company also agreed to reimburse the Placement Agent for its reasonable actual out-of-pocket expenses in connection with the Offering in an amount not to exceed $60,000.

Copies of the Placement Agency Agreement and the form of the Purchase Agreement are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement and the Purchase Agreement are subject to and qualified in their entirety by each such document.

In connection with the Offering, the Company issued a press release on February 27, 2026 announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1.

A copy of the opinion of BGA Law (Cayman) Limited relating to the legality of the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

This report is incorporated by reference into the Registration Statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of BGA Law (Cayman) Limited
10.1	Placement Agency Agreement, dated February 27, 2026, by and between the Company and Maxim Group LLC
10.2	Form of Securities Purchase Agreement, dated February 27, 2026 by and between the Company and the purchasers thereto
23.1	Consent of BGA Law (Cayman) Limited (included in Exhibit 5.1)
99.1	Press Release - MDJM LTD Announces Pricing of $2.5 Million Registered Direct Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

By:	/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

Date: March 2, 2026